NORTHQUEST CAPITAL FUND, INC.

16 Rimwood Lane

Colts Neck, NJ 07722

732-842-3465

File Numbers:

333-63416

811-10419

Correspondence Filing                                                                               October 24, 2011

U.S. Securities and Exchange Commission (“SEC”)

Washington D.C.  20549

RE: Amendment number corrections as per 485BPOS filings

Dear SEC Staff:

   I contacted Mr. Rupert of the SEC this morning by phone to inform him that the Fund provided incorrect amendment numbers for the following filings:

Filing date: 09/22/2011

Form Type: 485BPOS

Accession number: 0001162044-11-00901

Amendment number: 23

The correct amendment number should have been 24.

Filing date: 10/07/2011

Form Type: 485BPOS (XBRL)

Accession number: 000116244-11-00957

Amendment number: 24

The correct number should have been 25.

The Fund appreciates the time and help from Mr. Rupert as to recommending the Fund file this correspondence to the SEC staff. Our next 485BPOS filings will be in proper sequence. As of October 24, 2011 the Fund acknowledges that:

•

the fund is responsible for the accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/  Peter J. Lencki

            Peter J. Lencki

            President